SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON MAY 25, 2005, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

Date: May 25, 2005.

Time: 2 p.m.

Place: Av. Brigadeiro Faria Lima, 3400, 20th floor, São Paulo, SP.

Attendance: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Dionísio Dias Carneiro, Mauro Molchansky and Claudia Maria Sarti (Secretary of the Meeting).

Agenda: 6.1- Shares issued by the Company – The Board of Directors (“B.D.”) approved, by unanimous vote of the presents, (i) the cancellation of 14,849,099 shares currently held in treasury, in order to liquidate the shares of the Company held in treasury; and (ii) the acquisition of up to 15,000,000 shares issued by the Company itself, in order to be held in treasury and be further sold or cancelled, in accordance with the provisions of article 3 of Instrução CVM nº 10/80, by means of negotiation at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo – BOVESPA), through the acting as intermediaries of the following brokerage firms: Itaú Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A. The deadline for the performance of the transactions herein authorized is May 26, 2006. The acquisition price of the shares shall not exceed its respective quotation in the Stock Exchange. The quantity of shares of the Company currently negotiated at the market, in accordance with the applicable legislation, is of 155,781,281 shares. The purpose of the Company in this transaction is to maximize shareholders’ value by means of an efficient management of the capital structure. The B.D. authorized the Board of Executive Officers to take all necessary measures for the implementation of the decision approved herein. I certify that the decision herein drawn up is the accurate copy of the original minutes filed with the head offices of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.